CADILLAC VENTURES INC.

360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

RECEIVED

2007 JUL 16 P 12: 51

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 10, 2007

Exemption No. 82-2213

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A.   20549

07025250

SUPPL

**Attention: Office of Applications
                and Report Services**

Dear Sirs:

Blue Power Energy Corp.

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian
Depository for Securities Limited with respect to the calling of its Annual and Special Meeting of
Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

CADILLAC VENTURES INC.

Per: George A. Duguay

GAD/cd

Encl.

PROCESSED

JUL 18 2007

THOMSON
FINANCIAL



Notice of Record & Meeting Dates

New [X]
Change [ ]

Issuer Name (maximum 30 characters)

English C A D I L A C   V E N T U R E S   I N C.

French

Address 360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6

Telephone 416-361-0737 ext 223

Contact Name George A. Duguay

Transfer Agent	CUID ETSZ	Name EQUITY TRANSFER & TRUST CO	Telephone 416-361-0930 EXT 235

Address #400, 200 University Ave. Toronto, Ont., M5H 4H1 | E-mail Address | Contact Name: Clarisse Karangwa

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual   [X] Special
[ ] General [ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

Record Date 2 0 0 7 0 8 1 7
Meeting Date 2 0 0 7 0 9 1 8
Material Mail Date 2 0 0 7 0 8 2 0

Payment for Publication [X] Payment enclosed [ ] To be invoiced (Transfer Agents only)

Clearing and Depository Services Inc.'s GST/HST Registration Number 844182121RT0001

[I] # of publications at $93.00 per publication $ 93.00
Plus 6% GST $ 5.58
or 15% HST (Nfld, NS, NB residents only) $
Subtotal $ 98.58
Plus 7.5% QST (Quebec residents only) $
Total payment enclosed $ 98.58

Clearing and Depository Services Inc.'s QST Registration Number 1212464658TQ0001

Authorized Signature for Invoicing (Transfer Agents only)
Note: Not required for electronic submission.

ISIN

ISIN	Voting Status Y/N	Security Description
C A 1 2 7 5 2 7 1 0 9 8	[Y]	Common
	[ ]	
	[ ]	
	[ ]	
	[ ]	

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other (statutory declaration required) _____
Send via: [ ] Mail [ ] Courier (collect) [X] CDS Envelope System [ ] Fax #: _____

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other _____

Holders of Record

Send Holders of Record and Omnibus Proxy to:
[X] Transfer Agent [ ] Issuer [ ] Other _____
Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

END

This Notice and Request for services is authorized by:
[ ] Transfer Agent [X] Issuer [ ] Third Party _____
Name of Requesting Party

All services provided by Clearing and Depository Services Inc. here under are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay
Title

Signature

July 10, 2007
Date

CDS Clearing and Depository Services Inc.
CDSX166-front (10/06)